FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: October, 2005

Commission File Number: 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated October 20, 2005, relating to Lafarge 2005 nine months sales report

Page 1 of 13 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 20, 2005

2005 NINE MONTHS SALES REPORT

• Sales up 8.2% to € 11,759 million

• Positive pricing trends in most markets

• Our few difficult markets evolving as expected, however with some weaker North American markets

Sales were up 8.2% to € 11,759 million as at September 30, 2005 compared to € 10,870 million for the first nine months of 2004. The net scope effect was at 0.6%. Foreign exchange variations impacted sales by 0.2%. Like for like sales rose by 7.4% for the first nine months of the year and by 9.5% in the third quarter.

“We are continuing to experience good overall pricing trends in most of our markets, in a context of higher energy and transportation costs. The situation in our few difficult markets is evolving as expected, with continued weakness in Germany and, in cement, ongoing severe price competition in Brazil, stabilization of prices in South Korea and prices back to their previous levels in Malaysia. However, some North American markets (North East and the Great Lakes) have recently appeared softer. In this context, our previously stated full year expectation of like for like current operating income growth now appears challenging” said Jean-Jacques Gauthier, Executive Vice President and Chief Financial Officer.

The sales report for each division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +8.1% (+2.1% in Quarter 1, +9.9% in Quarter 2, + 10.8% in Quarter 3).

Cement sales grew 8.1% with a very good third quarter. Volumes, to date, are 1.2% ahead of the strong levels achieved in the same period of 2004. Year on year price growth was significant, in an environment of higher energy and transportation costs.

In Western Europe, sales are up overall with good growth in France and Spain. Solid price improvements were experienced in Germany and the UK. The favorable pricing trends across much of the region served to offset the lower volumes in Germany, Greece and the UK.

North America posted strong sales, with strong price increases throughout the first nine months. Volumes growth in our Western, River and Southeastern markets have more than compensated for weaker Northeastern and Lakes markets.

Sales in Eastern Europe are well ahead of last year’s with a very strong third quarter. Romania, Serbia and Russia continue to post robust sales, with strong pricing performance in Russia and Serbia. Poland had a strong third quarter, however its market remains uncertain and year-to-date volumes are still below 2004 levels.

Strong sales growth was recorded in the Mediterranean Basin particularly in Jordan, Turkey, Egypt and with an improving trend in Morocco.

In Africa, sales benefit from favourable volume trends, particularly in Kenya and South Africa. Prices were up in all markets along within the rise in input costs.

Page 2 of 13 Total Pages

Sales evolution in Asia remain very contrasted. Volumes grew in India and Malaysia but stayed weak in South Korea and the Philippines. The overall decline in sales is attributable to the severe price conditions experienced in Malaysia and South Korea in the first half. During the third quarter, however, prices are back to their previous levels in Malaysia and have stabilized in South Korea.

In Latin America, sales are slightly down, essentially reflecting the ongoing severe price competition in Brazil. On the other hand, Venezuela and Chile continued to show good improvement.

AGGREGATES & CONCRETE: +10.0% (+4.5% in Quarter 1, +13.6% in Quarter 2, +10.2% in Quarter 3 )

The strong growth in Aggregates and Concrete has been driven by continued solid pricing gains in a context of rising costs throughout most markets and good volumes, in the second and third quarters.

Aggregates sales growth were particularly robust in North America, driven by favorable prices and volumes. In Western Europe, sales are up as a result of good pricing trends, although volumes remain down after the weak, weather impacted, first quarter and a decline of the UK market. Good market conditions were seen in the majority of our emerging markets. The Asphalt and Paving activity, driven in North America and the UK by volumes and prices, improved from 2004 levels.

In Concrete, sales increased strongly in Western Europe, driven by favorable pricing actions, product and customer mix and strong volumes in all markets but Greece. In North America good price and product mix improvements more than offset the decline in volumes. We also saw strong increase in most emerging countries, particularly in Latin America, Africa and Asia.

ROOFING: -3.4% (-9.1% in Quarter 1, -3.8% in Quarter 2, +0.8% in Quarter 3)

In Western Europe, over the nine months, sales are down in most countries, with the exception of Italy and Scandinavia. The severe drop in volumes and prices in Germany continued through the third quarter although the gap from last year is reducing. Good housing market conditions continued to drive sales growth in the United States, both in volumes and prices.

GYPSUM: +7.4% (+4.5% in Quarter 1, +9.7% in Quarter 2, +7.6% in Quarter 3)

The increase in sales was largely driven by favorable market conditions in North America, resulting in successful price increases and volume growth. Sales volumes in Western Europe were relatively flat, pulled down by Germany, but positive pricing contributed to increase sales. In Asia sales declined, mainly as a result of a weaker market in South Korea.

POSITIVE FOREIGN EXCHANGE IMPACT OF +0.2% AMOUNTING TO € 23 MILLION

The positive foreign currency translation impact on sales was limited, with the decline in the US Dollar versus the euro being more than offset by the appreciation of several other currencies (in particular, the Canadian dollar, the South Korean won and the Polish zloty).

SCOPE CHANGES OF +0.6% AMOUNTING TO € 70 MILLION

Sales from acquisitions amounted to a positive scope effect of € 154 million largely due to the acquisition of Cementos Selva Alegre in Ecuador in December 2004, of Hupfer Holdings in France (May 2004) and of the assets of The Concrete Company in the United States (April 2004). The negative scope effect, stemming mostly from disposals in the UK and North America, totaled € 84 million.

Page 3 of 13 Total Pages

CONSOLIDATED SALES AS AT September 30, 2005

	September 30, 2005 € Million	September 30, 2004 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination
Cement	5,634	5,174	+8.9%	+7.9%	+8.1%
Aggregates & Concrete	3,920	3,515	+11.5%	+10.1%	+10.0%
Roofing	1,108	1,123	-1.3%	-3.4%	-3.4%
Gypsum	1,081	1,009	+7.1%	+7.3%	+7.4%
Others	16	49	-67.3%	+16.2%	NA
TOTAL	11,759	10,870	+8.2%	+7.4%	NA

Lafarge’s next financial publication - 2005 full year sales- will be on January 26, 2006 (before the Euronext stock market opens).

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 4 of 13 Total Pages

Conference Call on Half Year Sales to September 30th, 2005

Following the release of Lafarge’s sales to September 30th, 2005, a conference call will be held on:

October 20th, 2005 at 15:30 French time, in English

(14:30 UK time; 09:30AM EDT in North America)

The speakers will be:

Jean-Jacques Gauthier – Chief Financial Officer and Executive Vice President

Yvon Brind’Amour - Vice-President Investor Relations and Equity Financing

Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:

From France: +33 (0)1 70 99 35 06

From UK toll free (UK only): 0800 358 3798

From UK dial in local number: + 44 (0) 20 7947 5018

From USA toll free (US only): +186 6432 7186

Conference call name: “Lafarge”

A replay of the conference call will be available from October 20th, 2005 at 7.30 pm French time to October 27th, 2005 at 7.30 pm at the following numbers:

From France +33(0) 4 88 91 53 52

From UK toll free (UK only): 0800 358 5416

From UK dial in local number: +44 0207 081 9440

From USA toll free (US only): +1866 717 8634

Access code for all numbers: 814642

Page 5 of 13 Total Pages

LAFARGE

Consolidated Figures (YTD)

Sales

(Millions of euros)

	30-Sep-05	30-Sep-04	05/04
			(current)
By geographical zone of destination

Western Europe	4,711	4,553	3%
North America	3,282	2,938	12%
Mediterranean Basin	494	420	18%
Central and Eastern Europe	663	573	16%
Latin America	506	436	16%
Africa	1,032	874	18%
Asia /Pacific	1,071	1,076	0%

By business line

Cement	5,634	5,174	9%
Aggregates & Concrete	3,920	3,515	12%
Roofing	1,108	1,123	-1%
Gypsum	1,081	1,009	7%
Others	16	49	-67%

Total	11,759	10,870	8.2%

Page 6 of 13 Total Pages

LAFARGE

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)

	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Western Europe	24.0	24.3	-1%
North America	16.1	15.8	2%
Mediterranean Basin	8.0	7.8	3%
Central and Eastern Europe	8.5	8.1	5%
Latin America	5.0	4.5	11%
Africa	9.5	9.0	6%
Asia/Pacific	21.0	21.1	0%

Total	92.1	90.6	1.7%	1.2%

Sales (after elimination of inter divisional sales by destination) (Millions of euros)
	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Western Europe	1,723	1,680	3%
North America	1,154	1,012	14%
Mediterranean Basin	396	344	15%
Central and Eastern Europe	430	361	19%
Latin America	314	277	13%
Africa	813	698	16%
Asia/Pacific	804	802	0%

Total consolidated sales	5,634	5,174	8.9%	7.9%

Sales (before elimination of inter divisional sales by origin) (Millions of euros)
	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Western Europe	1,889	1,850	2%
North America	1,296	1,149	13%
Mediterranean Basin	395	333	19%
Central and Eastern Europe	433	367	18%
Latin America	393	339	16%
Africa	939	785	20%
Asia/Pacific	787	793	-1%

Total before elimination of interdivisional sales	6,132	5,616	9.2%	8.1%

Page 7 of 13 Total Pages

LAFARGE

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates

(millions of tonnes)

	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Western Europe	60.8	58.2	4%
North America	100.4	99.0	1%
Other countries	18.1	16.1	12%

Total	179.3	173.3	3.5%	0.6%

Concrete

(millions of cbm)

		30-Sep-05	30-Sep-04	05/04	05/04
				(current)	(like for like)
Western Europe		11.7	11.0	6%
North America		9.0	9.2	-2%
Other countries		8.6	7.6	13%

Total		29.3	27.8	5.4%	4.8%

Sales (after elimination of inter divisional sales by destination) (Millions of euros)
		30-Sep-05	30-Sep-04	05/04	05/04
				(current)	(like for like)
Aggregates & related products		1,783	1,589	12%
Ready-mix concrete & concrete products		2,137	1,926	11%

Total Aggregates & Concrete		3,920	3,515	11.5%	10.1%

of which	Western Europe	1,612	1459	10%
“	North America	1,792	1639	9%
“	Other countries	516	417	24%

Sales (before elimination of inter divisional sales by origin) (Millions of euros)
		30-Sep-05	30-Sep-04	05/04	05/04
				(current)	(like for like)
Total Aggregates & Concrete		3,931	3,530	11.4%	10.0%

Aggregates & related products		2,052	1,837	11.7%	9.4%

of which pure Aggregates	Total	1,515	1,382	10%
	Western Europe	707	648	9%
“	North America	682	635	7%
“	other countries	126	99	27%

Ready-mix concrete & concrete products		2,151	1,940	10.9%	10.5%

of which Ready-mix	Total	2,042	1,830	12%
	Western Europe	918	831	10%
“	North America	706	664	6%
“	other countries	418	335	25%

Eliminations intra A&C		-272	-247	10%

Page 8 of 13 Total Pages

LAFARGE

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		30-Sep-05	30-Sep-04	05/04	05/04
				(current)	(like for like)
Concrete roof tiles	(millions of m²)
Western Europe		42.4	46.2	-8%
North America		17.9	16.8	7%
Other countries		31.2	32.8	-5%

Clay roof tiles	(millions of m²)
Western Europe		17.8	18.0	-1%
Other countries		2.0	1.7	18%

Chimneys	(kms)	2,803	2,241	25%

Sales (after elimination of inter-divisional sales by destination) (Millions of Euros)

		30-Sep-05	30-Sep-04	05/04	05/04
				(current)	(like for like)
Total		1,108	1,123	-1.3%	-3.4%

Western Europe		805	841	-4%
	Germany	243	306	-21%
	Other countries	562	535	5%
Other countries		303	282	7%

Sales (before elimination of inter divisional sales by origin) (Millions of Euros)
		30-Sep-05	30-Sep-04	05/04	05/04
				(current)	(like for like)
Total		1,108	1,123	-1.3%	-3.4%

of which concrete roof tiles	Western Europe	362	400	-10%
“	North America	94	82	15%
	Other countries	80	82	-2%
of which clay roof tiles		194	200	-3%
of which chimneys (1)		159	140	14%
of which other roofing products		219	219	0%

(1)	Including the “other roofing products” of the Chimney business.

Page 9 of 13 Total Pages

LAFARGE

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)

(millions of m²)

	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Total	514	504	2.0%	2.4%

Sales (after elimination of inter-divisional sales by destination)

(Millions of euros)

	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Total	1,081	1,009	7.1%	7.3%

of which Western Europe	562	548	3%
of which North America	236	196	20%
of which other countries	283	265	7%

Sales (before elimination of inter divisional sales by origin) (Millions of euros)
	30-Sep-05	30-Sep-04	05/04	05/04
			(current)	(like for like)
Total	1,093	1,020	7.2%	7.4%

of which Western Europe	594	574	3%
of which North America	236	196	20%
of which other countries	263	250	5%

Page 10 of 13 Total Pages

Sales September 30th 2005

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2004
CEMENT
Western Europe	-3.0%	5.8%	2.8%
France	1.2%	4.0%	5.2%
United Kingdom	-5.9%	8.4%	2.5%
Spain	1.8%	4.5%	6.3%
Germany	-14.8%	19.1%	4.3%
Greece	-5.3%	3.4%	-1.9%
Central Europe	7.8%	6.5%	14.3%
Poland	-5.0%	0.1%	-4.9%
Romania	13.6%	-2.4%	11.2%
Serbia	6.7%	20.1%	26.8%
Russia	7.7%	33.6%	41.3%
Mediterranean Basin	11.9%	11.4%	23.3%
Turkey	16.0%	26.9%	42.9%
Morocco	2.0%	2.7%	4.7%
Jordan	15.3%	11.4%	26.7%
Egypt	11.9%	14.6%	26.5%
North America	1.4%	11.8%	13.2%
Latin America, Caraibs	2.5%	-4.3%	-1.8%
Brazil	2.1%	-26.6%	-24.5%
Venezuela	11.2%	9.9%	21.1%
Chile	0.5%	5.1%	5.6%
Africa, Indian Ocean	5.2%	12.9%	18.1%
Kenya	12.4%	10.5%	22.9%
Nigeria	-0.6%	15.9%	15.3%
South Africa	12.7%	6.5%	19.2%
Asia, Middle East	0.4%	-2.2%	-1.8%
Indonesia	-6.8%	7.6%	0.8%
Malaysia	10.4%	-10.8%	-0.4%
Philippines	-9.8%	15.4%	5.6%
India	6.0%	0.7%	6.7%
South Korea	-9.1%	-7.5%	-16.6%

Total CEMENT	1.2%	6.9%	8.1%

AGGREGATES and related activities
France (pure Aggregates)	-1.9%	6.7%	4.8%
United Kingdom (pure Aggregates)	-3.8%	5.3%	1.5%
North America (pure Aggregates)	2.1%	6.8%	8.9%
Pure Aggregates	0.6%	6.1%	6.7%

Total Aggregates and related activities			9.4%

CONCRETE and related activities
France (readymix)	6.4%	3.7%	10.1%
United Kingdom (readymix)	3.0%	6.0%	9.0%
North America (readymix)	-2.0%	8.2%	6.2%
Total ReadyMix	4.8%	5.7%	10.5%

Total Concrete and related activities			10.5%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions
**	Other effects : including price effects, product and customer mix effects

Page 11 of 13 Total Pages

Sales September 30th 2005

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects **	Activity variation vs 2004
ROOFING
Western Europe Concrete T&F	-8.4%	-1.3%	-9.7%
Western Europe Clay T&F	-1.3%	-2.2%	-3.5%
UK
Concrete	-7.2%	1.4%	-5.8%
Clay	-5.6%	3.1%	-2.5%
France
Concrete	-2.6%	2.0%	-0.6%
Clay	-4.9%	2.7%	-2.2%
Germany
Concrete	-19.5%	-6.6%	-26.1%
Clay	-3.0%	-8.1%	-11.1%
United States (Concrete)	6.4%	12.6%	19.0%

Chimneys	3.3%	-2.6%	0.7%
Accessories		-1.7%	-1.7%

Total ROOFING			-3.4%

GYPSUM
BOARDS	2.4%	4.6%	7.0%
Western Europe	0.9%	3.3%	4.2%
North America	4.3%	18.8%	23.1%
Asia, Pacific	0.5%	-3.5%	-3.0%

Total GYPSUM			7.4%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions
**	Other effects : including price effects, product and customer mix effects

Page 12 of 13 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 20, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 13 of 13 Total Pages